Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

August 15, 2023

Item 3	News Release

The press release attached as Schedule “A” was released on August 15, 2023 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

August 15, 2023

SCHEDULE “A”

DIGIHOST REPORTS POSITIVE ADJUSTED EBITDA FOR Q2 2023

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – August 15, 2023 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide a summary of the Company’s unaudited financial results for the second quarter ended June 30, 2023. All amounts reported herein are presented in U.S. dollars, unless otherwise indicated. The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three and six month period ended June 30, 2023 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR at www.sedar.com and are also accessible on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

Comparative Financial Highlights for the Three-Month Period Ended June 30, 2023

●	Revenue from digital currency mining and sale of energy of $5.9 million reported for the three-month period ended June 30, 2023, compared to $7.5 million for the three-month period ended June 30, 2022. The decrease in revenue is primarily driven by the period-over-period decline in the price of Bitcoin (“BTC”);

●	The Company mined approximately 191 BTC for the three-month period ended June 30, 2023, at an average BTC price of approximately US$28,021 (calculated from BTC prices per CoinMarketCap), compared to the three-month period ended June 30, 2022 in which the Company mined approximately 252 BTC at an average price of Bitcoin of approximately US$33,032 (calculated from BTC prices per CoinMarketCap);

●	Adjusted EBITDA* for the three-month period ended June 30, 2023 of $1.43 million, an increase of approximately 92% from the Company’s reported Adjusted EBITDA* for the three-month period ended March 31, 2023;

●	Total assets of $50.8 million as at June 30, 2023 (Q1 2023: $51.9 million);

●	Cash and cash equivalents of $3.4 million as at June 30, 2023 (Q1 2023: $3.4 million);

●	Property, plant, and equipment consisting primarily of the Company’s BTC miners and mining infrastructure of $40.3 million (Q1 2023: $41.3 million);

●	During the quarter, the Company spent approximately $1.5 million on capital expenditure and mining infrastructure support equipment. Digihost continues to monitor its capital expenditures closely with self-funding to avoid equity dilution for its shareholders.

(U.S.$ in thousands except per share data)	Six Months Ended
	June 30, 2023	June 30, 2022
Revenue from digital currency mining	9,165	14,773
Revenue from sale of energy	809	-
Cost of sales	(6,078)	(9,127)
Cost of power plant operations	(783)	-
Depreciation and amortization	(6,289)	(4,204)
Gross profit (loss)	(3,176)	1,442
General and administrative and other expenses	(2,180)	(2,848)
Gain on sale of property, plant, and equipment	-	2,341
Foreign exchange	(1,322)	1,043
Gain on disposition of cryptocurrencies	815	(12,174)
Change in FV of loan payable	(220)	-
Other Income	90	157
Change in fair value - Miner Lease Agreement	(268)	(895)
Loss on revaluation of digital currencies	(54)	(2,948)
Share based compensation	(883)	(1,638)
Operating (loss)	(7,198)	(15,520)
Revaluation of warrant liabilities	(5,020)	33,734
Net financial expenses	(184)	(238)
Net income (loss) before income taxes	(12,402)	17,976
Deferred tax recovery	-	2,947
Net income (loss) for the year	(12,402)	20,923
Foreign currency translation adjustment	1,212	(872)
Revaluation of digital currency, net of tax	-	(3,707)
Total comprehensive income (loss) for the year	(11,190)	16,344
Basic and diluted income (loss) per share	(0.44)	0.79
Weighted average number of subordinate voting shares outstanding – diluted	28,438,731	26,647,397

*	Adjusted EBITDA is a non-IFRS financial measure and should be read in conjunction with and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

The Company achieved significant milestones year-to-date 2023:

●	The Company mined approximately 359 BTC;

●	Digihost has acquired approximately 2,000 high performance BTC miners;

●	The Company completed an all-cash acquisition of a 60 MW power plant in North Tonawanda, NY;

●	The Company is currently mining at a rate of approximately 1 EH;

●	Consistent with management’s ongoing commitment to avoid equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through March 31, 2023, the Company issued 235,566 subordinate voting shares in exchange for gross proceeds of $383,059, at an average share price of $1.66, and received net proceeds of $367,601 after paying commissions of $11,492 to the Agent and incurring $3,965 of other transaction fees.

During the quarter ended June 30, 2023, the Company issued 45,579 subordinate voting shares in exchange for gross proceeds of $80,481, at an average share price of $1.77, and received net proceeds of $76,679 after paying commissions of $2,414 to the Agent and incurring $1,388 of other transaction fees.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and in addition to managing its own operations provides joint venture partners with hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, , and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

The following table provides a reconciliation of income to Adjusted EBITDA for the three months ended June 30, 2023 and 2022:

	Three months ended
	2023	2022
	$ (thousands)	$ (thousands)
Income (loss) before other items	(3,039)	3,577
Taxes and Interest	25	(3,162)
Depreciation	3,066	2,673
Revaluation of warrant liabilities	(597)	(16,448)
FV Changes	1,496	14,583
Share based compensation	482	873
Adjusted EBITDA	1,433	2,096

4